Exhibit 8.1
List of Principal Subsidiaries

Name of Subsidiary	Place of Incorporation
Elmtree Inc.	Cayman Islands
Elernity (Thailand) Co., Limited	Thailand
Promethean World Limited	England and Wales
Chalkfree Limited	England and Wales
Promethean (Holdings) Limited	England and Wales
Promethean Inc.	Delaware, USA
Promethean Technology (Shenzhen) Limited	China
Promethean Poland sp z.o.o.	Poland
Promethean Limited	England and Wales
Promethean GmbH	Germany
Promethean Solutions LLP	India